Exhibit 99.3

PLACEMARK HOLDINGS, INC.
AND SUBSIDIARY

Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2014 and 2013

PLACEMARK HOLDINGS, INC.
AND SUBSIDIARY

Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2014 and 2013

Table of Contents

Page(s)

Unaudited Condensed Consolidated Financial Statements:

Balance Sheet	1

Statements of Operations	2

Statement of Stockholders’ Equity	3

Statements of Cash Flows	4

Notes to Unaudited Condensed Consolidated Financial Statements	5–6

PLACEMARK HOLDINGS, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Balance Sheet

September 30, 2014

Assets
Current assets:
Cash and cash equivalents	$8,419,281
Accounts receivable	2,232,953
Prepaid expenses and other current assets	983,842
Deferred income taxes	255,400
Total current assets	11,891,476

Equipment and leasehold improvements, net	1,542,181
Deferred Income Taxes	4,394,600
Deposits	20,336

Total assets	$17,848,593

Liabilities and Stockholders’s Equity
Current portion of deferred rent
Accounts payable	$91,939
Accrued liabilities	2,500,556
Deferred revenue	14,437
Current portion of deferred rent	3,861
Total current liabilities	2,610,793

Deferred rent, net of current portion	396,221

Commitment and contingencies (Notes 7 and 8)

Stockholders’ equity:
Preferred stock, Convertible Series B-2	383,187
Preferred stock, Convertible Series B-1	11,596,350
Preferred stock, Convertible Series A	28,358,149
Common stock	23,879
Treasury stock, at cost	(227,046)
Additional paid-in capital	32,372,171
Accumulated deficit	(57,665,111)
Total stockholders’ equity	14,841,579

Total liabilities and stockholders’ equity	$17,848,593

See accompanying notes to unaudited condensed consolidated financial statements.

PLACEMARK HOLDINGS, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statements of Operations

Nine months ended September 30, 2014 and 2013

	2014	2013

Net advisory fee revenue	$17,177,013	$12,745,693
Other client fees	238,909	206,315
Total revenue	17,415,922	12,952,008

Operating expenses:
General and administrative expenses	16,362,392	12,322,717
Depreciation and amortization	476,768	171,545
Share based compensation costs	22,723	27,140
Total operating expenses	16,861,883	12,521,402

Income from operations	554,039	430,606

Other expense	(916)	(335)

Income before income taxes	553,123	430,271

Income tax benefit	(1,700)	(24,167)

Net income	$551,423	$406,104

See accompanying notes to unaudited condensed consolidated financial statements.

PLACEMARK HOLDINGS, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statement of Stockholders’ Equity

Nine months ended September 30, 2014

					Additional
	Preferred Stock		Common Stock		Paid-in	Treasury	Accumulated
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Total

Balance at December 31, 2013	66,590,698	37,751,793	23,809,103	23,809	34,934,687	(227,046)	(58,216,534)	14,266,709

Issuance of common stock upon exercise of stock options	—	—	69,749	70	653	—	—	722

Share based compensation expense	—	—	—	—	22,723	—	—	22,723

Accretion of Series A preferred stock to redemption value	—	1,907,806	—	—	(1,907,806)	—	—	—

Accretion of Series B-1 preferred stock to redemption value	—	656,396	—	—	(656,396)	—	—	—

Accretion of Series B-2 preferred stock to redemption value	—	21,690	—	—	(21,690)	—	—	—

Net income	—	—	—	—	—	—	551,423	551,423

Balance at September 30, 2014	66,590,698	$40,337,685	23,878,852	$23,879	$32,372,171	$(227,046)	$(57,665,111)	$14,841,578

See accompanying notes to unaudited condensed consolidated financial statements.

PLACEMARK HOLDINGS, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statements of Cash Flows

Nine months ended September 30, 2014 and 2013

	2014	2013
Cash flows from operating activities:
Net income	$551,423	$406,104
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	476,768	171,545
Share based compensation expense	22,723	27,140
Changes in assets and liabilities:
Accounts receivable	(184,814)	76,117
Prepaid expenses and other current assets	(355,080)	(53,890)
Deposits	256,790	—
Accounts payable	(379,559)	(145,361)
Accrued liabilities	612,467	1,012,012
Deferred rent	229,566	(82,735)
Deferred revenue	11,547	(24,998)
Net cash provided by operating activities	1,241,831	1,385,934

Cash flows from investing activities:
Purchases of property and equipment	(487,284)	(680,992)
Net cash used in investing activities	(487,284)	(680,992)

Cash flows from financing activities:
Payments on note payable	(34,631)	(19,141)
Payments on capital lease	(1,790)	(1,790)
Exercise of stock options	722	476
Net cash used in financing activities	(35,699)	(20,455)

Net change in cash and cash equivalents	718,849	684,487

Cash and cash equivalents:
Beginning of year	7,700,433	6,323,583

End of year	$8,419,282	$7,008,070

See note 6 for supplemental disclosure of cash flow activity.

See accompanying notes to unaudited condensed consolidated financial statements.

PLACEMARK HOLDINGS, INC.
AND SUBSIDIARY

Notes to Unaudited Condensed Consolidated Financial Statements

Nine Months ended September 30, 2014 and 2013

(1)                     Nature of Business

Description of Business

Placemark Holdings, Inc. (PHI), a Delaware corporation, is a holding company for Placemark Investments, Inc. (PI) (together, the Company).

PI is a Registered Investment Advisor and investment management technology firm dedicated to delivering highly customized and tax optimized separate account solutions to financial advisors and their clients.

PI offers overlay portfolio management (OPM) solutions and services in the retail investment industry, providing critical investment management services in its Unified Managed Account (UMA) offering. UMAs are fee-based investment solutions that incorporate multiple investments such as managed accounts, mutual funds, and ETFs into a customized, individual client portfolio. In its role as an OPM, PI makes all trade decisions in client accounts, working with money managers, specified by clients/financial advisors, who contribute proprietary investment models. PI oversees activity across multiple investment products comingled in a single custodial account, coordinating cross investment opportunities to optimize client investment performance, risk mitigation, and/or tax minimization. The Company does not have title to the client accounts to which it oversees.

(2)                     Summary of Significant Accounting Policies

(a)                     Principles of Consolidation

The consolidated financial statements include the accounts of PHI and PI. All intercompany accounts and transactions have been eliminated in consolidation.

(b)                     Basis of Presentation

The consolidated financial statements have been prepared on the accrual basis, in conformity with accounting principles generally accepted in the United States of America (GAAP).

The accompanying unaudited condensed consolidated financial statements of the Company as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 have not been audited by an independent accounting firm. These unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements for the year ended December 31, 2013 and reflect all normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the Company’s financial position as of September 30, 2014 and the results of operations, equity, and cash flows for the periods presented herein. The results of operations for the nine months ended September 30, 2014 and 2013 are not necessarily indicative of the operating results to be expected for other interim periods or for the full fiscal year.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2013.

(c)                      Cash and Equivalents

For financial reporting purposes, the Company considers all certificates of deposit, short-term investments, and debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents at September 30, 2014 totaled zero.

(Continued)

(d)                     Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense was $126,049 and $97,914 for the nine months ended September 30, 2014 and 2013, respectively. Advertising and marketing expenses include costs of advertising and public relations.

(3)                     Related-Party Transactions

During the nine months ended September 30, 2014 and 2013, the Company earned net revenue of $2,405,027 and $1,944,925, respectively, from clients represented by a program sponsor that is a subsidiary of a bank that owns approximately 16% of outstanding shares of the Company on an as converted, fully-diluted basis.

Related-party receivables are not material to the consolidated financial statements and are included in accounts receivable.

(4)                    Income Taxes

The Company’s effective income tax rate in 2013 and 2014 differed from the federal statutory rate of 34% due primarily to the utilization of net operating losses.

(5)                     Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company received 65% and 70% of its 2014 and 2013 revenue, respectively, from customers represented by three program sponsors.

The Company collects fees from all but two program sponsors in advance of each quarterly billing period based on customer assets under management valued on the last business day of the prior quarter. The customers represented by the other two sponsor programs, one of which represented approximately 34% and 38% of 2014 and 2013 revenue, respectively, are billed in arrears resulting in an accounts receivable balance at the end of each billing period. As of September 30, 2014, 89% of the Company’s accounts receivable were from this one program sponsor.

(6)                     Supplemental Cash Flow Disclosure

	2014	2013
Cash paid during the period for interest	$250	$250
Cash paid during the period for income taxes	$27,500	$42,988

(7)                     Net Advisory Fees

The Company reports revenue net of contracted payments to money managers. Following is a summary of the gross advisory fees and contracted payments to money managers for the nine months ended September 30:

	2014	2013
Gross advisory fees	$34,436,260	23,332,808
Contracted payments to money managers	17,259,247	10,577,115
Net revenue	$17,177,013	12,745,693

(Continued)

(8)                     Subsequent Events

On June 30, 2014, the Company entered into a definitive agreement to be acquired by Envestnet, Inc., a publicly traded company, for $66 million in cash. The sale, which involved 100% of the Company’s capital stock closed on October 1, 2014.

(Continued)